Madison Park Group LLC

Annual Audit Report
Form X-17A-5, Part III
Year Ended December 31, 2019

Confidential Treatment Requested
Per Rule 17a-5(e)(3)

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Park Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Park Avenue, Suite 3102A.
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars LLP
(Name – *if individual, state last, first, middle name*)

135 W 50th St. (Address) New York (City) NY (State) 10020 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noubar Pechdimaljian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Park Group, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

STATE OF New York
COUNTY OF New York

The foregoing instrument was acknowledged before me this 26 day of Feb, 2020, by Noubar Pechdimaljian

[Signature] Christopher Fine
Notary Public's Signature Notary Name
My Commission Exp. Sept 17, 2022

[Signature]
Signature

Chief Financial Officer
Title

[Signature]
Notary Public

CHRISTOPHER J. FINE
Notary Public - State of New York
Reg. #01FI6380826
Qualified in New York County
My Commission Expires September 17, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Madison Park Group LLC
Contents
December 31, 2019

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-8

Supplemental Information

Schedule I
  Computation for Net Capital
  Under Rule 15c3-1 of the Securities and Exchange Commission 9

Schedule II
  Computation for Determination of Reserve Requirements
  Under Rule 15c3-3 of the Securities and Exchange Commission 10

Schedule III
  Reconciliations
  Under Rule 17a-5(d)(2) of the Securities and Exchange Commission 11

Report of Independent Registered Public Accounting Firm 12

Exemption Report 13



Report of Independent Registered Public Accounting Firm

To the Managing Member of Madison Park Group LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Madison Park Group LLC, (the "Company"), as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in Schedules I through III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mazars USA LLP

We have served as the Company's auditor since 2004.

New York, NY
February 20, 2020

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.



Madison Park Group LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	362,396
Fixed assets, net of accumulated depreciation of $168,393		74,645
Lease right of use asset		1,139,402
Other assets		75,635
Total assets	$	1,652,078

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	35,191
Due to member		10,086
Lease liabilities		1,219,110
Total liabilities		1,264,387

Commitment

Member's equity

Member's equity		387,691
Total liabilities and member's equity	$	1,652,078

The accompanying notes are an integral part of these financial statements.

Madison Park Group LLC
Statement of Income
Year Ended December 31, 2019

Revenues		
Consulting	$	10,573,053
Expenses		
Consulting		4,134,230
Salaries		3,275,982
General and administrative		397,624
Promotional		540,953
Depreciation		37,323
Rent		183,345
Professional fees		43,026
Total expenses		8,612,483
Net income	$	1,960,570

The accompanying notes are an integral part of these financial statements.

3

Madison Park Group LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2019

Balance - December 31, 2018	$	125,852
Member's contributions		750,000
Member's distributions		(2,448,731)
Net income		1,960,570
Balance - December 31, 2019	$	387,691

The accompanying notes are an integral part of these financial statements.

4

Madison Park Group LLC
Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities		
Net income	$	1,960,570
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		37,323
Increase (decrease) in cash resulting from changes in operating assets and liabilities:		
Accounts payable and accrued expenses		4,692
Payroll taxes payable		(14,187)
Due to member		(30,041)
Deferred rent payable		(82,330)
Lease right-of-use asset		(1,139,402)
Lease liability		1,219,110
Net cash provided by operating activities		1,955,735
Cash flows from financing activities		
Member's contributions		750,000
Member's distributions		(2,448,731)
Net cash used in financing activities		(1,698,731)
Net increase in cash		257,004
Cash - December 31, 2018		105,392
Cash - December 31, 2019	$	362,396

The accompanying notes are an integral part of these financial statements.

5

1. **Business**

   Madison Park Group LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is involved in the sale of securities for its clients by providing investment banking services and financial advisory and capital-raising services, principally related to mergers and acquisitions advice and equity private placements.

   The Company does not hold funds or securities for, nor owes any money or securities to, customers, and does not carry accounts of or for customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

   A member of a limited liability company is not personally liable for the debts, obligations or other liabilities of the limited liability company by reason of being such a member.

2. **Summary of Significant Accounting Policies**

   Lease
   The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply an available practical expedient allowing the carry-over of historical lease determination and lease classification conclusions. The Company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company began recognizing a lease liability and a right of use (ROU) asset as of January 1, 2019. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

   Revenue and Expense Recognition
   The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Investment banking transaction fees are recorded when the underlying transaction is consummated. Consulting income consists of the Company receiving fees for specific projects and preparation work ahead of a transaction that are recorded in the month that the services are provided. Revenue consists of advisory fees of $511,991 and success fees of $10,061,062 for the year ended December 31, 2019. The revenue is recorded when the performance obligation is satisfied.

   Income Taxes
   As a single member limited liability company, the Company does not incur any liability for federal or state income taxes because all income, deductions and credits are reportable by its member.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fixed Assets
Fixed assets are recorded at cost and are depreciated or amortized under the straight-line method over the estimated useful lives of the assets.

Concentration of Risk - Cash
The Company maintains its cash balances in one major financial institution which, at times, may exceed the $250,000 federally-insured limit. At December 31, 2019, there is no credit risk.

3. **Major Customers**

For the year ended December 31, 2019, two customers accounted for approximately 72% of the total consulting revenues.

4. **Due to Member**

Due to member consists of reimbursement of operating expenses paid on behalf of the Company.

5. **Fixed Assets**

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2019, is as follows:

		Estimated Useful Lives
Furniture and fixtures	$ 105,577	5 years
Leasehold improvements	127,768	5 years
Equipment	9,693	10 years
	243,038	
Less accumulated depreciation	168,393	
Property and equipment, net	$ 74,645	

Depreciation and amortization expense for the year ended December 31, 2019 was $37,323.

6. **Commitment and Contingencies**

Operating Lease
In October 2016, the Company, with an entity under common ownership, entered into a lease agreement to rent office space in 3 Park Avenue, New York, NY under a non-cancelable lease agreement, expiring in 2028. The Company has recognized this lease as an operating lease. The lease has provisions for future rent increases and rent-free periods. As such, the company recognizes a right-of-use asset (ROU asset) and a lease liability in its statement of financial condition, representing the present value, discounted at 6%, of all future rent payments due until the end of the life of the lease. While the lease contains a renewal option for up to five years, the Company has determined that it will not exercise such renewal option and therefore associated lease payments under the renewal option have been excluded from all consideration. Future minimum rental payments under the above lease are as follows:

Year Ending December 31,	Amount
2020	$ 181,525
2021	181,525
2022	185,058
2023	192,125
2024	192,125
Thereafter	608,396
Total undiscounted lease payments	1,540,754
Less imputed interest	(321,644)
Total lease liability	$1,219,110

Rent expense was $183,345 for the year ended December 31, 2019.

7. **Regulatory Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2019, the Company has net capital of $237,410, which is $229,078 in excess of its required net capital of $8,332. The Company has aggregate indebtedness of $124,985. The Company's ratio of aggregate indebtedness to net capital is 0.53 to 1 at December 31, 2019. The Company was, at December 31, 2019, and during the entirety of 2019, compliant with the minimum net capital requirement.

8. **Promotional Expenses**

Promotional expenses on the statement of operations consists of travel, entertainment and marketing expenses for the benefit of the Company relating to business development activities and events with business prospects and clients.

Madison Park Group LLC
Schedule I
Computation for Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Total member's equity	$ 387,691
Less: Nonallowable assets	
Fixed assets, net	74,645
Other assets	75,636
Total non-allowable assets	150,281
Net capital as defined	237,410
Computation of Basic Net Capital Requirement	
Minimum net capital requirement	
The greater of 6 2/3% of aggregate indebtedness or	
$5,000, whichever is greater	8,332
Net capital excess	$ 229,078
Net capital less greater of 10% of aggregate indebtedness or 120% of	
minimum net capital requirement	$ 224,911
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 35,191
Due to member	10,086
Excess lease liability	79,708
	$ 124,985
Percentage of aggregate indebtedness to net capital	0.53 to 1

Madison Park Group LLC

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

Reconciliations of Computations for Net Capital and Aggregate Indebtedness

Reconciliations with the Company's computations of net capital and aggregate indebtedness as reported in the unaudited amended Focus Report, Part II A were not prepared as there are no differences between the Company's computations of net capital and aggregate indebtedness and the computations per Schedule 1.



Report of Independent Registered Public Accounting Firm

To the Managing Member of Madison Park Group LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Madison Park Group LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Madison Park Group LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(i) (the "exemption provisions") and (2) Madison Park Group LLC stated that Madison Park Group LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Madison Park Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Madison Park Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mazars USA LLP

New York, NY
February 20, 2020

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.





Madison Park Group LLC
Exemption Report
Year Ended December 31, 2019

Madison Park Group LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) Madison Park Group LLC has claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i).

(2) Madison Park Group LLC has met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year, without exception.

I, Noubar Pechdimaljian, swear (or affirm) that, to my best knowledge and belief, this Exemption report is true and correct.

Noubar Pechdimaljian
Chief Financial Officer
Madison Park Group LLC